As filed with the SEC on April 19, 2013

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	X

(Check appropriate box or boxes)

Compass EMP Funds Trust

(Exact Name of Registrant as Specified in Charter)

17605 Wright Street, Omaha, NE  68130

(Address of Principal Executive Offices) (Zip code)

Registrant’s Telephone Number: (402) 895-1600

The Corporation Trust Company

1209 Orange Street

Wilmington, DE   19801

 (Name and Address of Agent for Service)

Copy to:

Jeffrey T. Skinner, Esq.

Kilpatrick Townsend & Stockton LLP

1001 West Fourth Street

Winston-Salem, NC 27101

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is due because an indefinite number of shares have been deemed to be registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

__________________________________

 EXPLANATORY NOTE

Parts A and B of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-185750), filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2013, are incorporated herein by reference.

This Post-Effective Amendment is being filed solely for the purpose of filing (i) the final agreement and plan of reorganization as Exhibit No. (4) and (ii) the final tax opinion as Exhibit No. (12) to this Registration Statement on Form N-14.

 __________________________________

PART C: OTHER INFORMATION

Item 15.  INDEMNIFICATION.

Reference is made to Article VIII of the Registrant's Agreement and Declaration of Trust, Sections 8 and 9 of the Underwriting Agreement, Section 9 of the Management Agreement, Article X of the Custody Agreement, and Section 4 of the Fund Services Agreement.  The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

The Management Agreement between Compass Efficient Model Portfolios, LLC (“Compass”) and each series of the Registrant provides that Compass will not be liable for any of its actions (e.g., errors of judgment, mistakes of law, losses arising out of investments) on behalf of the Registrant, provided that nothing shall protect, or purport to protect, Compass against any liability to the Registrant or to the security holders of the Registrant to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties.  No provision of the Management Agreement is to be construed to protect any director or officer of the Registrant or Compass from liability in violation of Section 17(h), 17(i), or 36(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Item 16.  EXHIBITS

(1)

Agreement and Declaration of Trust (“Trust Instrument”).

(i)  Registrant's Agreement and Declaration of Trust, which was filed as an exhibit to Registrant's Registration Statement on May 4, 2012, is hereby incorporated by reference.

(ii)  Registrant's Certificate of Trust, which was filed as an exhibit to Registrant's Registration Statement on May 4, 2012, is hereby incorporated by reference.

(2)

By-Laws. Registrant's By-Laws, which were filed as an exhibit to Registrant's Registration Statement on

 May 4, 2012, are hereby incorporated by reference.

(3)

Not Applicable.

(4)

Agreement and Plan of Reorganization, is filed herewith.

(5)

Articles III and V of the Trust Instrument, Exhibit 16(1)(i) hereto, defines the rights of holders of the securities being registered. (Certificates for shares are not issued.)

(6)

Investment Advisory Agreement between the Registrant and Compass Efficient Model Portfolios, LLC (“Advisor”) for the Compass EMP U.S. 500 Volatility Weighted Fund, Compass EMP U.S. Small Cap 500 Volatility Weighted Fund, Compass EMP International 500 Volatility Weighted Fund, Compass EMP Emerging Market 500 Volatility Weighted Fund, Compass EMP REC Enhanced Volatility Weighted Fund, Compass EMP U.S. 500 Enhanced Volatility Weighted Fund, Compass EMP U.S. Long/Short Fund, Compass EMP Long/Short Strategies Fund, Compass EMP International 500 Enhanced Volatility Weighted Fund, Compass EMP Commodity Long/Short Strategies Fund, Compass EMP Commodity Strategies Volatility Weighted Fund, Compass EMP Managed Futures Strategy Fund, Compass EMP U.S. Long/Short Fixed Income Fund, Compass EMP Long/Short Fixed Income Fund, Compass EMP U.S. Enhanced Fixed Income Fund, Compass EMP Enhanced Fixed Income Fund and the Compass EMP Ultra Short-Term Fixed Income Fund (collectively, the “Initially Filed Funds”), which was filed with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on October 29, 2012, is hereby incorporated by reference.

(7)

Distribution Agreement between the Registrant and Northern Lights Distributors (“Distributor”) for the Initially Filed Funds, which was filed with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on October 29, 2012, is hereby incorporated by reference.

(8)

Not Applicable.

(9)

Custodian Agreement between the Registrant and U.S. Bank National Association, which was filed with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on October 29, 2012, is hereby   incorporated by reference.

(10)

(a) Plans of Distribution Pursuant to Rule 12b-1 for Class A, Class T and Class C for the Initially Filed Funds, which were filed with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on October 29, 2012, are hereby incorporated by reference.

(b) Registrant’s Rule 18f-3 Plan, which was filed with Pre-Effective Amendment No. 1 of Registrant's Registration Statement on September 5, 2012, is hereby incorporated by reference.

(11)

Opinion and Consent of Kilpatrick Townsend and Stockton LLP regarding the legality of securities registered with respect to Registrant’s series the Compass EMP Alternative Strategies Fund, the Compass EMP Alternative Growth Fund and the Compass EMP Alternative Balanced Fund, the names of which funds are currently the Compass EMP Alternative Strategies Fund, the Compass EMP Multi-Asset Growth Fund and the Compass EMP Multi-Asset Balanced Fund, respectively, which Opinion and Consent was filed with Registrant's Registration Statement on Form N-14 on December 31, 2012, is hereby incorporated by reference.

(12)

Opinion of Kilpatrick Townsend and Stockton LLP regarding certain tax matters of the Reorganization, is filed herewith.

(13)(a)

Fund Services Agreement between the Registrant, on behalf of the Initially Filed Funds, and Gemini Fund Services, LLC, as Administrator, which was filed with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on October 29, 2012, is hereby incorporated by reference.

(13)(b)

Expense Limitation Agreement between the Registrant, on behalf of the Initially Filed Funds, and the Advisor, which was filed with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement   on October 29, 2012, is hereby incorporated by reference.

 (14)

Consent of Independent Registered Public Accounting Firm for the Mutual Fund Series Trust with respect to Form N-14 is incorporated herein by reference to Exhibit 14 to Pre-Effective Amendment No. 1 to the   Registration Statement on Form N-14 filed on January 30, 2013.

(15)

Not Applicable.

(16)

Not Applicable.

(17)

Not Applicable.

Item 17.  UNDERTAKINGS.

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended (the “1933 Act”), this Registration Statement has been signed on behalf of the Registrant, in the City of Nashville, Tennessee, on the 19th day of April 2013.

COMPASS EMP FUNDS TRUST

By:  /s/ Stephen M. Hammers

       Stephen M. Hammers, President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.

  /s/ Stephen M. Hammers

April 19, 2013

Stephen M. Hammers, President *

Date

  /s/ John M. Gering

April 19, 2013

John M. Gering, Trustee

Date

  /s/ Donald T. Benson

April 19, 2013

Donald T. Benson, Trustee

Date

  /s/ Ottis E. Mims

April 19, 2013

Ottis E. Mims, Trustee

Date

  /s/ David Moore

April 19, 2013

David Moore, Trustee

Date

  /s/ Robert W. Walker

April 19, 2013

Robert W. Walker, Treasurer *

Date

*Mr. Hammers  is the principal executive officer of the Compass EMP Funds Trust, and Mr. Walker is the principal financial officer and principal accounting officer of the Compass EMP Funds Trust.